AMS
Solutions for Life

American Medical Systems
2004 Annual Report


solutions for your life and theirs

About the cover Michelle Ryan, shown here with her daughter, shares her story of the type of solutions patients have come to expect from AMS.



AMS
Solutions for *Life*

Introduction to the AMS brand

In 2004, we embarked upon an exciting journey to capture the essence of the AMS brand. The six core dimensions you will experience throughout this annual report reflect the inherent values we believe depict who we are today, who we will become in the future and what fundamentally differentiates us in the marketplace from our competitors. This journey revealed a brand promise that balanced the 32 years of history and tradition of AMS with a statement which reflects our corporate value proposition – solutions for life. The result is a corporate identity that provides a global foundation to build upon for our future.

AMS corporate profile

American Medical Systems is the world's leading independent company focused on developing, manufacturing and marketing medical devices that restore male and female pelvic health. We are committed to serving the increasing number of people worldwide coping with male and female incontinence, erectile dysfunction, prostate disorders, urethral strictures, menorrhagia and other pelvic floor conditions including prolapse. These conditions significantly diminish one's quality of life and profoundly affect social relationships.

Our products allow surgeons to restore dignity and control to their patients through the delivery of therapies or the surgical implantation of medical devices. We are proud of our long-standing reputation for product quality and technical innovation. We strive to make our products minimally invasive and long lasting. We work in partnership with urologists, gynecologists and urogynecologists, supporting their needs and collaborating with them on new technologies that can be delivered in the hospital or the office.

The number of people living with pelvic health disorders is rapidly increasing, yet most of these people are not aware of our solutions. Our global team is well positioned, and mission-driven, to help these men and women achieve their desired quality of life.

Table of contents

Chairman's message

outdistancing the *marketplace* in 2004

It is with a deep sense of gratitude that I write you this letter, my last as your chief executive.

In January 2005, Marty Emerson took over the top position at AMS. Over the past four years, Marty rapidly rose through the ranks at AMS, serving most recently as president and chief operating officer. He is well prepared and highly qualified for his new role and is surrounded by a stellar team. I look forward to offering my support to Marty and his team, and remaining active in the company as chairman of the board.

Marty's transition to CEO has been seamless, partly because of his broad leadership experience here and at other leading medical device companies, partly due to our thoughtful transition planning and partly because of our culture.

We have never been anchored by egos here. AMS is a meritocracy, and no one exemplifies that ethic better than Marty. He will be an engaged, energizing and collaborative leader. In fact, he already is.

Marty assumes his new role at an auspicious time in our history. AMS is entering 2005 from its strongest position yet, following its best year ever. In 2004, AMS solutions helped over 132,000 people to live more normal and active lives, representing a 34 percent increase in patients served over 2003. In fact, it was our single best year for launching new products, capturing new markets and applying new technologies.

Financial highlights

From a financial perspective, AMS realized outstanding improvement in every aspect of the business in 2004, from revenue growth to operating performance, cash flows to shareholder return. Sales were driven by a surge of innovation, acquisition integration and strong organic growth across our solution categories.



Douglas W. Kohrs *Chairman of the Board*

We finished the year with $209 million in revenue – a 24 percent year-over-year growth rate. An impressive 60 percent of our 2004 revenues were derived from the sales of products introduced since 2001. We achieved $54.4 million in adjusted operating income, resulting in an adjusted operating margin that exceeded 26 percent. With this, our adjusted net income for 2004 hit $36.4 million.

We rewarded shareholders with what can only be described as a stellar stock performance in 2004. Our 92 percent growth in share price during 2004 far outpaced our medical device peers and the major stock market indices. Can we keep up this pace? We are committed to it.

Profitable growth

2004 was a benchmark year operationally. Our revenue growth delivered excellent cash flow and is reflected in our healthy balance sheet: we ended 2004 completely debt-free, generating cash flow from operations of $49.2 million in 2004. Our profitability allowed us to continue growing our business by investing in training, research, development, education, outreach and more. In 2004 we trained more than 2,800 physicians to use AMS products – our highest level ever. We also invested in specialized training for our sales people, attracted new talent, shared record profits with our employees and continued to drive and expand the market by launching a steady stream of new products.

As we've learned, acquisitions are an opportunity to integrate business operations as well as to begin on another innovation path. 2004 was a time for refining the technology of our CryoGen acquisition as we awaited the reimbursement granted to the *Her Option* product effective January 1, 2005. Our 2004 acquisition and integration of TherMatrx, Inc. brought us a significant presence in the market of benign prostatic hyperplasia (BPH). Our *TherMatrx* therapy has been used to treat more than 25,000 men in the U.S. since its FDA clearance in 2001, and makes us one of the leaders in BPH in-office treatment. AMS is clearly positioned to define the in-office market for pelvic health treatments.

2004 saw us launch six new products across both our men's and women's health businesses. This achievement characterizes our unending drive to redefine the standard for pelvic health treatments.

Women's health achievements

AMS has emerged as a leader in women's health. We offer more products and procedures for female continence than any other medical device company. We have defined the pelvic floor repair market with two new prolapse solutions, *Perigee* and *Apogee*. We delivered on the promise of patient comfort and safety for uterine health patients as can only be realized in the physician's office. Our growing market prominence is the result of deep technical expertise, an understanding of women's pelvic health needs and our close collaboration with surgical gynecologists and urologists.

Changing demographics is another dimension in our growth. As the global population ages, the number of women suffering from pelvic health disorders continues to grow. By age 40, over one-third of all women suffer from urinary incontinence, one-quarter from pelvic prolapse and one-quarter from excessive menstrual bleeding. AMS has responded to the enormous demand for treatment options by developing safe, simple and less-invasive solutions that reduce risk for both patients and doctors.

AMS continues to be the leader in incontinence solutions and retains its advantage as the first to market with a stream of innovative, less-invasive solutions and procedures. This year we received FDA approval on *BioArc SP* and *BioArc TO*, two unique solutions for stress incontinence. Both use synthetic mesh to anchor the sling while also giving physicians the clinically important flexibility to use the biologic material of their choice to support the urethra.

From our history in incontinence, we've established a strong foundation of relationships with urologists. As we took on the challenge of establishing in-office reimbursement for endometrial cryoablation in 2004, we achieved the beginnings of similar relationships with surgical gynecologists.

Men's health achievements

AMS continues to build the leading franchise with surgical urologists, in large part because of our virtual obsession with physician-driven product development and the collaborative approach we take. In 2004 we aggressively invested in our men's health product portfolio, introducing enhanced products in all of our therapy categories.

Our erectile restoration business represents 75 percent of the global market for surgical erectile restoration treatments. Reimbursements for our implant products have been stable, and we expect procedures to increase following the 2004 introduction of an easier-to-use product and the growing effectiveness of our direct-to-patient awareness campaigns.

In our male continence business, AMS holds the top industry position. Our leadership was further enhanced in 2004 as we brought an improved implant solution to a broader patient population, the moderately incontinent male.

The acquisition of TherMatrx, Inc. complements our men's health portfolio by bringing us to a position of strength in the treatment of BPH in the physician's office. Our urology customers know that over 70 percent of their patients beyond age 65 have some symptoms of this condition. Providing these patients with an effective, in-office treatment for these symptoms is now a reality through AMS.

The past five years have been an exciting and gratifying time for me as I witnessed AMS transform from a modest Pfizer spin-off with a narrow portfolio to an increasingly diversified and fast-growing medical device business. Each year, AMS continues to cure more patients and consistently rewards stockholders with double-digit returns. Marty has played a crucial role in our past success and I'm confident that under his leadership as CEO, our outstanding performance will continue.

Thank you to our employees, patients, physicians and stakeholders for allowing me to be part of the AMS success story. I look forward to continuing my active role in the business as chairman of the board.

I would like to leave you with one last thought. If you know a friend, relative or co-worker who could benefit from one of our solutions, please pass this annual report on so that he or she too can gain inspiration from the life changing stories of our many satisfied patients.

Douglas W. Kohrs *Chairman of the Board*

Consolidated Statements of Operations American Medical Systems Holdings, Inc.

(In thousands, except per share data)	2004	2003	2002
Sales	$208,772	$168,283	$141,648
Cost of good sold	38,331	27,353	24,605
Gross margin	170,441	140,930	117,043
Operating expenses:			
Marketing and selling	72,910	63,107	50,152
Research and development	15,786	14,924	11,858
In-process research and development	35,000	–	–
General and administrative	21,617	17,099	13,186
Amortization of intangibles	5,708	4,160	3,775
Total operating expenses	151,021	99,290	78,971
Operating income	19,420	41,640	38,072
Other income/(expense)	(2,517)	2,449	2,544
Earnings before income taxes	16,903	44,089	40,616
Provision for income taxes	20,023	15,039	15,730
Net income/(loss)	$ (3,120)	$ 29,050	$ 24,886
Earnings/(loss) per share:*			
Basic	$ (0.05)	$ 0.44	$ 0.39
Diluted	$ (0.05)	$ 0.42	$ 0.36
Weighted average shares outstanding:*			
Basic	67,006	65,708	64,464
Diluted	67,006	68,626	68,352

Adjustments to Selected Financial Information for Consistent Presentation American Medical Systems Holdings, Inc.

(In thousands, except per share data)	2004	2003	2002
Gross margin			
Reported in accordance with GAAP	$170,441	$140,930	$117,043
Adjustment for reduction in warranty reserve	–	(3,115)	(2,913)
Adjusted gross margin	$170,441	$137,815	$114,130
Adjusted % of sales	81.6%	81.9%	80.6%
Operating income			
Reported in accordance with GAAP	$ 19,420	$ 41,640	$ 38,072
Adjustment for reduction in warranty reserve	–	(3,115)	(2,913)
Adjustment for in-process research and development (TherMatrx)	35,000	–	–
Adjusted operating income	$ 54,420	$ 38,525	$ 35,159
Adjusted % of sales	26.1%	22.9%	24.8%
Net income			
Reported in accordance with GAAP	$ (3,120)	$ 29,050	$ 24,886
Adjustment for reduction in warranty reserve, net of tax	–	(1,953)	(1,804)
Adjustment for in-process research and development (TherMatrx)	35,000	–	–
Adjustment for investment impairment (InjecTx)	4,500	–	–
Adjustment for prior periods' tax credits	–	(1,100)	
Adjustment for pension fund termination, net of tax	–	–	(444)
Adjusted net income	$ 36,380	$ 25,997	$ 22,638
Adjusted % of sales	17.4%	15.4%	16.0%
Adjusted earnings/(loss) per share:*			
Basic	$ 0.54	$ 0.40	$ 0.35
Diluted	$ 0.52	$ 0.38	$ 0.33
Adjusted weighted average shares outstanding:*			
Basic	67,006	65,708	64,464
Diluted	70,414	68,626	68,352

* Shares and earnings per share have been restated for all years presented to reflect the impact of our 2:1 stock split distributed March 21, 2005.

Consolidated Balance Sheet American Medical Systems Holdings, Inc.

(In thousands)	2004	2003
Assets		
Current assets		
Cash and short-term investments	$ 51,169	$ 58,953
Accounts receivable, net	46,984	33,507
Inventory, net	21,719	18,402
Deferred taxes and other current assets	7,955	8,533
Total current assets	127,827	119,395
Property, plant and equipment, net	22,065	25,489
Goodwill and intangibles, net	147,157	116,455
Deferred taxes, investments in technology and other assets	3,501	17,988
Total assets	$300,550	$279,327
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 4,237	$ 4,621
Accrued liabilities and taxes	44,015	14,886
Current portion of notes payable	–	7,159
Total current liabilities	48,252	26,666
Accumulated post retirement benefit obligation	3,126	3,110
Long-term notes payable	–	9,205
Total liabilities	51,378	38,981
Stockholders' equity	249,172	240,346
Total liabilities and stockholders' equity	$300,550	$279,327



total revenue
(millions of dollars)
$100.3
$117.9
$141.6
$168.3
$208.8
2000
2001
2002
2003
2004



revenue by business
(millions of dollars)
Men's health
Women's health
$100.3
$84
$16
$117.9
$97
$21
$141.6
$111
$31
$168.3
$117
$51
$208.8
$137
$72
2000
2001
2002
2003
2004



revenue from new products
(millions of dollars)
Since 2001
Pre-2001
$100.3
$100
$117.9
$14
$104
$141.6
$50
$91
$168.3
$82
$86
$208.8
$121
$88
2000
2001
2002
2003
2004

Consolidated Statements of Cash Flow American Medical Systems Holdings, Inc.

(In thousands)	2004	2003	2002
Cash flow from operating activities			
Net income/(loss)	$ (3,120)	$ 29,050	$24,886
Adjustments to reconcile net income to net cash provided by operating activities:			
In-process research and development (TherMatrx)	35,000	–	–
Investment impairment (InjecTx)	4,500	–	–
Changes in working capital	(5,293)	(11,013)	(9,131)
All other adjustments for operating activities	18,106	16,099	13,083
Net cash provided by operating activities	49,193	34,136	28,838
Cash flow from investing activities			
Purchase of property, plant and equipment	(3,686)	(6,450)	(1,695)
Purchase of business, net of cash acquired	(39,418)	(44,135)	–
Purchase of investments in technology	(2,500)	–	(1,000)
Purchase of short-term investments	(19,633)	–	(9,446)
Sale of short-term investments	4,154	–	37,242
Purchase of other intangibles	–	–	(1,010)
Net cash provided by/(used) in investing activities	(61,083)	(50,585)	24,091
Cash flow from financing activities			
Issuance of common stock	6,066	2,689	2,351
Payments on long-term debt	(16,364)	(7,636)	(4,909)
Net cash provided by/(used) in financing activities	(10,298)	(4,947)	(2,558)
Effect of exchange rates on cash	(1,076)	920	303
Change in net cash and cash equivalents	(23,264)	(20,476)	50,674
Cash and cash equivalents at beginning of year	58,953	79,429	28,755
Cash and cash equivalents at end of year	35,689	58,953	79,429
Short-term investments at end of year	15,480	–	–
Cash and short-term investments at end of year	$ 51,169	$ 58,953	$79,429



procedures for men and women
(thousands of procedures)
Men
Women
54
31
23
61
33
28
78
32
46
99
28
70
132
35
97
2000
2001
2002
2003
2004



revenue per employee
(thousands of dollars)
$198
$229
$272
$304
$345
2000
2001
2002
2003
2004



net cash from operations
(millions of dollars)
$7.3
$25.3
$28.8
$34.1
$49.2
2000
2001
2002
2003
2004

2005 – our sustainability promise

AMS is now serving a broader pool of physicians and their patients than ever before. The senior management team we assembled is proud of our past and passionate about our future. Doug and the entire board of directors have built a tone of integrity within the company and in the marketplace. What a time to take the reins!

While our leadership structure has evolved in past months, our core management team and strategies remain focused. AMS continues its commitment to helping more patients around the world by building the company's portfolio of products and therapies, and is also committed to rewarding our shareholders with attractive returns.

AMS has raised the bar and is positioned for another year of strong global growth in 2005, backed by significant investments in research and development and a healthy balance sheet. Our long-term objective is to maintain research and development spending in the range of 8 to 10 percent of sales. This level of commitment will allow us to invest in our new applied research function, to continue our successful strategy of physician-led innovation and to advance our access to thought leaders through new academic partnerships. We plan to market eight new products this year, and have created clear objectives tailored to each of our six product lines to ensure that our every step aligns with our long-term strategy.

In our men's health business, we'll train more physicians in 2005 and will sponsor an increasing number of community health education seminars with local physicians, building awareness of our solutions for incontinence and erectile dysfunction. Our new presence in the market for in-office BPH therapy will drive AMS to new heights as measured in male patients treated. Our long-standing commitment to men's pelvic health will serve future patients as we find ways to bridge the gap between the insufficient drug regimens of today and the therapeutic and implant alternatives of tomorrow.



Martin J. Emerson *President and Chief Executive Officer*

In our women's health business, we'll work together with our physician customers in the medical specialties of urology, gynecology and urogynecology to provide an unprecedented variety of solution alternatives. We will further our market leadership position in stress incontinence solutions, delivering even more technology options from which surgeons can choose to meet their patients' specific needs. We'll build upon our recent success in obtaining reimbursement for our innovative *Her Option* cryoablation solution by delivering the only endometrial ablation alternative designed for gynecologists to treat patients in their offices. Finally, in the area of prolapse repair, we'll partner with physicians to establish a truly new standard of care for this complex medical condition using our *Apogee* and *Perigee* products.

We realize we exist to provide cures to patients. In 2005, we will strive to increase the number of patients treated with AMS products and therapies to 190,000 – an increase of over 40 percent versus 2004. To accomplish this, we will expand our markets, drive patient awareness and further our partnerships with physicians. Extending our reach in this way – encompassing men and women, young and old alike – has never before been accomplished in our field. Ambitious as it sounds, we believe our goal is achievable: the demographics of an aging population and the public's rising lifestyle expectations are driving more patients to our growing portfolio of minimally invasive treatments. We'll continue working to ensure that adequate physician and hospital reimbursement is in place around the world, thereby ensuring more patients have access to our life changing innovations.

AMS Senior Management Team Seated left to right: **Douglas Kohrs**, *Chairman of the Board;* **Carmen Diersen**, *Executive Vice President and Chief Financial Officer;* **Marty Emerson**, *President and Chief Executive Officer.* Standing left to right: **Stephen McGill**, *Vice President and General Manager of International;* **Jan Dick**, *Vice President of Human Resources;* **John Nealon**, *Vice President of Global Marketing;* **Ross Longhini**, *Executive Vice President and Chief Technology Officer;* **Mike Casey**, *Director of Information Technology;* **Larry Getlin**, *Vice President of Regulatory, Medical Affairs and Quality Systems;* **Andy Joiner**, *Vice President of U.S. Sales;* **Scott Etlinger**, *Vice President of Global Operations.*



We have high performance goals for 2005. From our projected revenue growth in the range of 24 to 27 percent, we intend to deliver industry leading gross margins. We're on track to deliver strong operating cash flow by growing net income, increasing inventory turns, improving accounts receivable efficiencies and leveraging our operating expenses. We see 2005 as a clear step toward our long-term financial goals. I am confident that we have the people and the strategies in place to get there.

Let me emphasize a point. It's *people* who take an organization forward. With that in mind, we'll be adding at least 70 people to our global organization to fuel our growth this year. AMS is at an exciting inflection point, poised to transform from a first class to a world class medical device company. Though it could be argued that we've been there for some time, we continue to raise the bar for ourselves, refining our definition of what it takes to be truly world class. Now more than ever, we strive to stay true to our strategic goals as we create a learning environment for our employees and allocate our resources across the broad spectrum of opportunities ahead. We need to engage the growing power of the AMS brand and tap the wealth of experiences of our global employee base. I believe that we can make the next leap with agility, preserving the extraordinary entrepreneurial spirit that defines – and distinguishes – the culture of American Medical Systems.

Martin J. Emerson *President and Chief Executive Officer*

Our erectile restoration technology earns high satisfaction rates from patients, their partners and their physicians. In 2004, we reinforced our commitment to patients, introducing a solution that is easier for them to use. We also partnered with a group of leading urologists through the Coalition for the Advancement of Prosthetic Urology, advocating fair reimbursement and greater access for products that are vital to men's pelvic health and emotional well-being. Our focus on erectile restoration solutions is as clear today as it was at our founding 32 years ago.

success *sustained*



Karl Hoffman, *Peekskill, NY*

"When I ask patients how an implant is different than pills or injections, they say it makes physical relations more natural, like the old days," says Dr. J. Francois Eid, a urologist in New York. "They love the fact that it's completely concealed, that they can easily activate it and, most of all, that they feel normal again," he says. His patient, Karl Hoffman, would agree. Karl, a recently retired police officer, suffered from both incontinence and erectile dysfunction (ED) after undergoing a radical prostatectomy for cancer. "The incontinence was unbearable," he recalls. Karl also suffered from impaired sexual functioning, which left him depressed. Karl's experience is much like that of many prostate cancer survivors. Dr. Eid first addressed Karl's incontinence by implanting an artificial urinary sphincter, then followed in 2004 with the *AMS 700* with Tactile Pump restoring Karl's sexual function. "Now I feel like getting out more, playing golf and just enjoying life," says Karl. Dr. Eid finds that drug treatment doesn't work well for a significant percentage of ED sufferers, and penile injections have very limited patient appeal. "But I see extremely high patient and partner satisfaction rates with AMS implants," he says.



J. Francois Eid, M.D., *Clinical Associate Professor of Urology, Weill Cornell Medical College, New York, NY*


OFF 5M



Michael Busier, *Sugar Land, TX*

At AMS, we understand the value of integrity. Our reputation and the credibility of both our leadership team and business strategies have strengthened our brand around the globe. We continue to earn physicians' confidence by virtue of our diligence, our high-quality therapies and our consistent integrity. And because the trust of the healthcare community is vital to us, we've demonstrated leadership within the industry by implementing the AdvaMed Code of Ethics, a guiding force in our interactions with healthcare professionals.

the value of *integrity*

The humiliation of incontinence or, in his words, "too many anxious moments," pushed Michael Busier over the edge and into the office of Dr. O. Lenaine Westney, Director of Urology at the University of Texas Medical School at Houston. Michael is a vigorous 55 year old financial planner. He underwent a prostatectomy in 2002 and soon returned to his 25 mile-a-week running regimen, despite the severe incontinence that followed the surgery. But after a year spent scheduling his life around restroom proximity, Michael decided he'd had enough. He met with Dr. Westney, whose diagnosis showed that Michael was a candidate for the *AMS 800 Artificial Urinary Sphincter*: the only product on the market durable enough to stand up to Michael's high activity level. The sphincter allows urination by merely squeezing an implanted, fully concealed pump. Michael slowed down just long enough to have the surgery. "I was feeling so good that I was ready to leave the hospital three hours later," he says. Dr. Westney has had equal success with the new *InVance* Male Sling System. "I'm finding that *InVance* serves patients with mild to moderate incontinence very well. It's also ideal for those patients who may be lacking manual dexterity," she says. According to Dr. Westney, many physicians now learn how to place these devices during their residency because of AMS' commitment to physician training and education.



O. Lenaine Westney, M. D., *Director, Division of Urology, University of Texas Medical School at Houston, Houston, TX*

At AMS, our shared beliefs and collective energy transform feeling into action – collaborative action. In 2004, we added more physicians than ever to our customer base and trained over 2,800 doctors on AMS procedures. We introduced a patient advocate program. We increased patient awareness through direct-to-patient programs. We extended our reach by growing our specialized sales force. We spread our message of improving lives through innovative medical solutions with passion.

a *passion* for collaboration

Ralph Rumer, *Pilot Mountain, NC*



"My *TherMatrx* patients are passionate believers in this new therapy – and so am I," says Dr. David Albala, Professor of Urology at Duke University Medical Center. Dr. Albala is referring to the *TherMatrx* Dose Optimized Thermotherapy for the in-office treatment of the benign enlargement of the prostate gland commonly known as BPH. "*TherMatrx* is easy to use right in the office here at the Duke Prostate Center," he says. "Every dose provides the optimal amount of energy, minimizing pain and the potential for damage. Most patients are comfortable during the procedure and require only minimal sedation," he says. *TherMatrx* proved to be an excellent alternative to long-term medication for Ralph Rumer. Ralph, now a retired professor of fluid dynamics, had his own "fluid problems" with incontinence caused by BPH. Ralph didn't want to be on medication for the rest of his life so he sought an alternative. "Dr. Albala had such a positive attitude," says Ralph. "I'm very glad I had this procedure." These days you'll likely find Ralph hiking in the mountains, playing with his grandchildren or enjoying the South Carolina beaches with his family. "*TherMatrx* has been a real blessing," he says. "I would advise anyone with a similar condition to discuss this procedure with their doctor."



David Albala, M.D., *Professor of Urology, Center for Minimally Invasive Urologic Surgery, Duke University Medical Center, Durham, NC*



Sylvie Rochard, *Lyon, France*



Our global research activities are closely linked with patient needs, practice trends and disease profiles – guided by a team of the world's leading urologists, gynecologists and urogynecologists. These are our physician partners. Together with our development engineers, they personify the product development process and champion our new solutions and procedures. The result is a continuous pipeline of diverse new products, including innovative, less-invasive solutions for men's and women's pelvic health.

innovation in action

Professor Georges Mellier, a gynecologic surgeon practicing in Lyon, France, had an innovative idea for the treatment of female stress incontinence. And AMS listened. "AMS has had an excellent understanding of advanced medical techniques and technology," says Prof. Mellier. "They know how physicians work and think." He proposed a transobturator approach, using helical needles to steer clear of the bladder when positioning a sling under the urethra. AMS product development engineers worked closely with Prof. Mellier, perfecting the *Monarc* Subfascial Hammock for female stress incontinence. Sylvie Rochard is glad they did. Sylvie teaches sports and physical education to students in Lyon and is an avid equestrian. Since her daughter's birth 15 years ago, jumping or jarring movements caused urine leakage for Sylvie. "Incontinence was a problem for me every day in class," she says. "I wanted a permanent solution." Sylvie was referred to Prof. Mellier who scheduled the *Monarc* procedure. The surgery is minimally invasive and safe for patients. Today Sylvie is once again enjoying her active lifestyle. "It changed my life," she says.



Georges Mellier, M.D., *Professeur of Gynecology, L'Hospital Edouard Heriot, Lyon, France*

Every day, physicians and patients around the world put their trust in AMS solutions. Trust is a key reason our portfolio of solutions has become known in the industry as the "surgeon's choice." We understand physicians' daily challenges, from shifting reimbursement and practice dynamics to a growing need for simpler procedures. And we're dedicated to finding safer, less-invasive treatments that help patients live life fully.

earning *trust* every day



Renelle Woodall, *Tucker, GA*

Whether he's practicing in Atlanta or training surgeons in Spain, Dr. Robert Moore hears similar comments about new AMS products. "Surgeons are impressed with the attention to safety that AMS shows in bringing innovative products like *Apogee* and *Perigee* to market," he says. "AMS takes a careful, sound approach," says Dr. Moore. "They start with a controlled release, putting a new product in the hands of medical experts first to gather valuable information. Next, they share and evaluate those results – and only then does AMS roll out the product more broadly to surgeons." That carefully controlled process helps reduce the risk for doctors and patients and has engendered a sense of trust among the medical community. It's also meant impressive satisfaction rates for patients like Renelle Woodall and Michelle Ryan. "*Apogee* was the perfect solution for Renelle's vaginal vault prolapse," explains Dr. Moore. "She regained her natural anatomic state with no need to undergo abdominal dissection." That means Renelle now can resume mall walking in comfort with her octogenarian friend and long-time walking buddy, Grace. Michelle, the young mother pictured on our cover, underwent a minimally invasive procedure to repair her cystocele under the care of Dr. Roger Beyer, a surgical gynecologist in Paw Paw, Michigan. The *Perigee* was implanted to resuspend her bladder after its prolapse into the vagina. Now Michelle is back doing what she loves most: helping family and supporting friends. "I want others to know how positively this has impacted my life," she says.



Robert D. Moore, D.O., FACOG, *Director of Advanced Pelvic Surgery, Co-Director of Urogynecology, Atlanta Center for Laparoscopic Urogynecology, Northside Hospital, Atlanta, GA*



Melody Kakuschke, *South Auburn, WA*



People around the world are living longer and expecting more out of life. They want to enjoy all that life offers for as long as possible. AMS is perfectly positioned to serve this growing market, helping restore that precious quality of life and further strengthening our role as market leader. Our products and therapies are the catalyst for truly life changing outcomes.



life changing options



The carefree woman cruising by on her Kawasaki 800 Drifter was nearly grounded by ten years of excessive uterine bleeding known as menorrhagia. Melody Kakuschke's condition left her weak, fatigued and out of sorts, forcing her to give up the job she loved as an over-the-road trucker. "I couldn't drive and cope with the bleeding," she says, "and I was sick of wearing what felt like a heavy diaper." Melody was resigned to having a hysterectomy until she met Dr. Barbara Levy and learned about a better option: *Her Option*. "*Her Option* uses cryoablation, which is a safe alternative and can be done in the office. Since it uses cryoablation, a cold therapy, it's also comfortable for the patient," says Dr. Levy, a surgical gynecologist. "This procedure has a very low incidence of complications. And since it causes minimal scarring, it leaves the endometrial cavity accessible for any future examinations that might be required." Dr. Levy finds that gynecologists can use *Her Option* after seeing a single demonstration. Today, Melody's periods are light and she's back to riding her beloved Kawasaki, alongside her husband, Kato. Says Melody, "We just throw our sleeping bags on the back of our bikes, jump on and go...it's great. Life definitely got better since I met Dr. Levy."



Barbara Levy M.D., FACOG, FACS, *Medical Director, Women's Health and Breast Center, St. Francis Hospital, Federal Way, Washington*

men's health* at-a-glance



Amanda Brown, *TherMatrx Clinical Specialist*



Chris Schwartz, *Manager, Human Resources*



Rick Zurn, *Manager, Financial Planning and Analysis*

Conditions | **Market size*** | **Solutions**

Erectile restoration

Conditions

Erectile dysfunction (ED) represents the largest patient population of any of our therapy segments. With three drugs on the market and large pharmaceutical advertising budgets, patient awareness of ED is at an all time high. More people perceive sexual health to be an essential component of physical and emotional well-being, and growing numbers of men are turning to their doctors for advice and treatment.

Market size*

- > 90 million men suffer from ED
- > 17 million have severe conditions
- 22,000 surgeries each year

Solutions

- AMS penile implant technology is considered the industry gold standard; the procedure has a 94% patient satisfaction rate (*Journal of Urology*, July 2003).

Male continence

Conditions

Male incontinence most commonly manifests after surgery for prostate cancer. Without treatment, incontinent men have often suffered in silence. Today, our newer surgical techniques – including the transverse scrotal approach for our Artificial Urinary Sphincter and our *InVance* Male Sling System – make incontinence surgery easier for both the urologist and patient. The result is improved patient outcomes.

Market size*

- 800,000 suffer from incontinence
- 160,000 have severe conditions
- 10,000 surgeries each year

Solutions

AMS 800 Artificial Urinary Sphincter:

- The product upon which AMS was founded 32 years ago;
- The industry's gold standard for the treatment of male incontinence.

Prostate treatments

Conditions

The prevalence of prostate disease is compelling. Two of the most common prostate problems are benign prostatic hyperplasia (BPH) and prostate cancer. In 2004, we increased our presence in the area of prostate treatments. Our newly-acquired *TherMatrx* Dose Optimized Thermotherapy is an in-office treatment for BPH that provides a measured dose of microwave energy to the prostate. This treatment offers an attractive alternative to traditional, long-term drug therapy.

Market size*

- > 30 million suffer from BPH
- > 2 million have severe conditions
- 600,000 surgeries and treatments each year

Solutions

- *TherMatrx* allows BPH patients to discontinue medication;
- Simple, in-office procedure requires only local anesthesia;

Members of the global AMS team



Mohamed Ali, *Operations Trainer*



Ginger Glaser, *Manager, Regulatory Affairs*



Kimm Schneider, *International Marketing Coordinator*

Global strategy

- The first study reviewing our new *InhibiZone* antibiotic treatment was published in 2004. The peer-reviewed study showed a significant decrease in revision rates due to infection (*Journal of Urology*, April 2004).
- New in 2004: The Tactile Pump dramatically simplifies patient interface with the device.

- Growing the category through increased patient awareness;
- Increasing awareness through our customized direct-to-patient programs offered by physician implanters, including powerful testimonials by patients and their partners;

- Focusing on developing future technologies and therapies around patient and physician needs;
- Offering new and less-invasive alternatives to drug therapy and surgically invasive implants.

InVance Male Sling:

- Treats mild to moderate incontinence;
- Emerging therapy increases options for incontinent men;
- Three favorable peer-reviewed clinical studies published in 2004.

- Growing category through increased patient awareness and development of new, less-invasive therapies;
- Creating direct-to-patient incontinence programs, including patient testimonials;
- Leveraging clinically established benefits of *InhibiZone* antibiotic treatment to male incontinence therapies;

- Increasing physician adoption through improved surgical techniques and consistent outcomes;
- Developing less-invasive alternatives to current surgical treatments.

- Becoming a new standard of treatment.

- Studying future, less-invasive surgical alternatives to invasive TURP procedures for severe BPH;
- Evaluating new opportunities and treatments for prostate cancer;

- Developing innovative ways to simplify radical prostatectomy procedures.

* *The patient demographic numbers provided in this annual report are based on markets in the United States and Europe.*

women's health* at-a-glance



Carrie Belaski, *U.S. Territory Sales Manager* **Rob Lund**, *Principal Development Engineer* **Mark Bouchier**, *Sr. Principal Operations Engineer*

Conditions	Market size*	Solutions
Female continence Stress incontinence is decidedly life-limiting, curtailing physical activity and intimacy for many. Female incontinence is often precipitated by childbirth or vaginal prolapse and is exacerbated by aging. It is a growing problem particularly as the baby boom generation ages. Rather than resigning themselves to a lifetime of wearing pads or diapers, many active women are turning to their physicians for a permanent solution.	• > 50 million women suffer from incontinence • > 16 million have severe conditions • 600,000 surgeries each year	AMS has gained the market lead in this growing market by offering the surgeon a wide range of choice in surgical techniques and implant materials. Our commitment to training has furthered our market leadership in this segment: we offer one of the industry's most highly-regarded physician training programs.
Prolapse repair Prolapse occurs when a pelvic organ, such as the bladder, rectum or intestine, herniates into the vagina or when the vagina inverts and falls down, even to the point of protruding from the body. These seldom-talked-about conditions affect millions of women, often causing discomfort, painful intercourse and urine leakage. While there are many surgical techniques for the treatment of these conditions, few procedures offer standardized approaches that consistently deliver effective outcomes for patients. AMS has pioneered simpler, less-invasive treatments and techniques.	• 40 million women suffer from prolapse • 7 million have severe conditions • 600,000 surgeries each year	AMS is the first to market with the new generation of prolapse solutions. We are working to advance our early leadership position with a new standard of care for innovative and less-invasive pelvic floor solutions.
Uterine health Millions of women suffer from menorrhagia, excessive menstrual bleeding. This condition affects women of childbearing age, causing symptoms that range from discomfort and fatigue to anemia. Traditional treatments vary from hormonal therapy to hospital-based endometrial ablations and hysterectomies.	• 28 million women suffer from menorrhagia • 9 million have severe conditions • 300,000 surgeries each year	Our cryoablation therapy, *Her Option*, allows women to receive treatment for their excessive bleeding in the comfort of the physician's office under local anesthesia. With our new CPT code in the U.S., AMS is now able to market this therapy to physicians and their patients for the office setting.

Members of the global AMS team



Jennifer Estrem, *Sr. Training Coordinator*



Karen Williamson, *Associate Healthcare Affairs Analyst*



Paul Boriale, *Sr. Sales Specialist, Belgium*

Global strategy

- AMS offers the industry's broadest range of slings;
- Simple out-patient procedures take 15-20 minutes;
- *Monarc*: most widely-used transobturator product;
- *BioArc*: combination benefits from synthetic and biologic materials;
- Choice of graft materials: synthetic or biologic.

- Developing less-invasive solutions with broader patient and physician appeal;
- Advancing simple, in-office procedures for incontinence;
- Researching market opportunity for urge incontinence treatments;

- Growing surgical pool through education and evaluation of patient programs.

- *Apogee* and *Perigee*: breakthrough products introduced in 2004;
- Successful early launch boosted by AMS' reputation for training;
- Investing in clinical trials to establish treatment efficacy;
- Therapy adoption strengthened by intensive physician training programs.

- Working with physician thought-leaders to accelerate product and procedure adoption;
- Advancing our technical knowledge of pelvic repair materials;

- Using clinical data and evidence to evaluate and select future developments.

- Freezing technique (cryoablation) minimizes pain;
- Causes only minimal discomfort, bleeding and scarring;
- Simple procedure for physicians: ultrasound monitoring allows visualization.

- Leveraging in-office sales and marketing models to identify and target physicians;

- Evaluating a wide range of therapeutic opportunities, including less-invasive solutions for uterine fibroids and sterilization.

* *The patient demographic numbers provided in this annual report are based on markets in the United States and Europe.*

AMS product *solutions*

Men's health products

Erectile Restoration

AMS 700 series Penile Prosthesis is a three-piece inflatable implant that provides a natural erection. The series features ***InhibiZone*** antibiotic treatment. The ***Tactile Pump*** brings improved patient ease of use.

AMS Ambicor Penile Prosthesis is a two-piece inflatable prosthesis. It is designed for patients seeking an inflatable implant, which is easier to operate, than the three-piece prosthesis.

DURA II Penile Prosthesis and ***AMS Malleable 650*** Penile Prosthesis are one-piece positionable implants. These implants are designed for patients with limited manual dexterity.

Male Continence

AMS 800 Artificial Urinary Sphincter is an implant that places an inflatable cuff around the urethra, giving the patient optimal sphincter control.

InVance Male Sling System is a less-invasive procedure to correct mild to moderate incontinence with a restorative sling.

Prostate Treatments

TherMatrx Dose Optimized Thermotherapy is a microwave, office-based treatment designed to relieve symptoms of an enlarged prostate, or benign prostatic hyperplasia (BPH).

UroLume Endoprosthesis is a stent designed for BPH patients with obstruction, and for patients with recurrent bulbar urethral strictures.

Women's health products

Female Continence

Monarc Subfascial Hammock is a minimally invasive system that uses a transobturator (through the obturator foramen) surgical approach to place a polypropylene mesh sling under the urethra.

SPARC Sling System is a minimally invasive system that uses a suprapubic (from above the pubic bone) surgical approach to placing a polypropylene mesh sling under the urethra.

BioArc SP Self-Fixating Biologic Sling System and ***BioArc TO*** Biologic Subfascial Hammock are minimally invasive systems designed to allow the physician a choice of biologic graft material for placement under the urethra.

In-Fast Ultra Sling System is a minimally invasive trans-vaginal sling system which can be used with ***InteXēn*** Porcine Dermal Matrix as a combination cystocele/incontinence repair system.

Acticon Neosphincter is an implant that places an inflatable cuff around the anal sphincter, giving the patient optimal bowel control.

Prolapse Repair

Apogee Vaginal Vault Prolapse Repair System provides a less-invasive surgical approach to resuspend the vaginal vault. ***Apogee*** is available with a choice of graft materials: ***IntePro*** Large Pore Polypropylene Mesh or ***InteXēn***.

Perigee Transobturator Anterior Prolapse Repair System provides an innovative and time saving procedure for the surgical repair of anterior vaginal wall defects. ***Perigee*** is available with a choice of graft materials: ***IntePro*** Large Pore Polypropylene Mesh or ***InteXēn*** Porcine Dermal Matrix.

The ***Straight-In*** Sacral Colpopexy System is a product consisting of a polypropylene mesh material and anchoring system designed to simplify this approach to vault suspension.

IntePro Large Pore Polypropylene Mesh and ***InteXēn*** Porcine Dermal Matrix are reconstructive materials used in prolapse and incontinence procedures.

Uterine Health

Her Option Office Cryoablation Therapy is a treatment for menorrhagia (excessive menstrual bleeding) performed in a physician's office.

Corporate information

Executive Offices

American Medical Systems Holdings, Inc.
10700 Bren Road West
Minnetonka, Minnesota 55343
Phone: 952-930-6000
Fax: 952-930-6157
www.AmericanMedicalSystems.com

Common Stock

The Company's common stock trades on the NASDAQ National Market with the ticker symbol AMMD.

Annual Meeting of Shareholders

The annual meeting of American Medical Systems Shareholders will be held on Thursday, May 5, 2005, at 10:00 a.m. at the Company's executive offices.

Annual Report on Form 10-K

Copies of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, may be requested from Investor Relations at the corporate address, or found on our website – www.AmericanMedicalSystems.com - Investor Relations.

Independent Auditors

Ernst & Young LLP
Minneapolis, Minnesota 55402

Legal Counsel

Oppenheimer Wolff & Donnelly, LLP
Minneapolis, Minnesota 55402

Stock Transfer Agent and Registrar

Wells Fargo & Company
Shareholder Services
161 North Concord Exchange
St. Paul, Minnesota 55076

Officers

Martin J. Emerson
President and
Chief Executive Officer

Janet L. Dick
Vice President of Human Resources

Carmen L. Diersen
Executive Vice President
and Chief Financial Officer,
Corporate Secretary

Lawrence W. Getlin
Vice President of Regulatory,
Medical Affairs, and Quality Systems;
Corporate Compliance Officer

Douglas W. Kohrs
Chairman of the Board

Ross A. Longhini
Executive Vice President
and Chief Technology Officer

Directors

Douglas W. Kohrs
Chairman of the Board
Director since 1999

Martin J. Emerson
President
Chief Executive Officer
Director since 2005

Richard B. Emmitt
Managing Director
The Vertical Group
Director since 1998

A. Jay Graf
Former Group Chairman,
Office of the President,
Guidant Corporation
Director since 2001

Christopher H. Porter, Ph.D.
Principal
Medical Genesis
Director since 1998

Thomas E. Timbie
President
Timbie & Company LLC
Director since 2002

Elizabeth H. Weatherman
Managing Director
Warburg Pincus & Co., LLC
Director since 1998

Statements about AMS market opportunities, future products, sales and financial results are forward-looking statements subject to risks and uncertainties such as the timing of new product introductions, regulatory matters, competitor activities, changes in reimbursement rates, and other risks and uncertainties described in the Company's Annual Report on Form 10-K for the year ended January 1, 2005. Actual results may differ materially from anticipated results.

For more information about AMS products, please contact your physician, call our patient liaison at 952-930-6261, or visit our website: www.AmericanMedicalSystems.com.

AMS
Solutions for Life

American Medical Systems Holdings, Inc. 10700 Bren Road West
Minnetonka, Minnesota 55343 www.AmericanMedicalSystems.com

Read about the impact AMS has had on the life of Michael Busier, shown here with his family.


DOWNTOWN
AQUARIUM
AN UNDERWATER ADVENTURE
HOUSTON